
05007219


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C. 202 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 4, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH. D.C.
202
SECTION

Press Release

Stockholm, April 4, 2005

Invitation to Investor's Annual General Meeting

Media and Analysts

Investor AB's Annual General Meeting will be held Monday, April 11, 2005, at 3:00 p.m. at Cirkus, Djurgårdsslätten 43-45, in Stockholm. Registration for the meeting will commence at 1.30 p.m.

Representatives of the news media and analysts are welcome to attend the meeting. There will be opportunities to ask questions immediately afterwards.

If you plan to attend Investor AB's Annual General Meeting, please call Helen Jönsson at +46 8 614 2046 or e-mail to the following address: helen.jonsson@investorab.com.

Investor AB's Interim Report for January-March, 2005, will be published the same day around 8.30 a.m. CET.

For further information please contact:

Fredrik Lindgren, Vice President, Corporate Communications, +46 8 614 2031, +46 735 24 2031

Oscar Stege Unger, IR Manager, +46 8 614 2059, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in Northern Europe, United States and Asia.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com